BLACK HAWK EXPLORATION INC
PO Box 363,
1174 Manitou Dr., NW
Fox Island, WA 98333

November 3, 2009

Donald f. Delaney
Division of Corporation Finance
Securities and Exchange Commission
Washington D.C. 20548

Re: SEC file No. 000-51988

Dear Sir:

This letter is in response to your comment letter dated November 3, 2009 and September 9, 2009 with regard to the Form 10K and Form 10Q filings of Black Hawk Exploration Inc., a Nevada corporation ("Company"). Each comment point in your letter will be cross-referenced with point(s) in the filings made for the fiscal year ended August 31, 2008 and the interim filings for fiscal quarters ended November 30, 2008, February 28, 2009 and May 31, 2009.

Form 10K for the fiscal year ended August 31, 2008

Signatures, page 30

1.
The Form 10K has been amended and properly signed and executed by the current officers of the Company as well as the certifications for the filing. The Form 10Q’s for the quarterly periods ended November 30, 2008 and February 28, 2009 have similarly been updated.

Exhibit 32.1

2.	Exhibits 32.1 for this and future filings will properly reflect the period covered.

Form 10Q for the Quarterly Period Ended May 31, 2009

3.	The disclosure has been amended to amend the deficiencies identified in prior comment letter.

/s/ Kevin M. Murphy

Kevin M. Murphy
President/Director